Exhibit 99.1

Appointment of New Independent Director

New York, NY, December 15, 2023/PRNewswire/ -- Fresh2 Group Ltd. (NASDAQ: FRES) (“Fresh2” or “the Company”), a B2B e-commerce and supply chain management company within the restaurant and food industry, today announced the appointment of Zhijun (Michael) Liang, as an independent director of the Company, effective January 1, 2024.

Zhijun (Michael) Liang, has spent more than two decades providing management consulting and investment management services, primarily to start-ups and growth businesses, enabling them to address expansion needs and financial challenges. He co-founded Beijing Yuantong Funds Management Co., Ltd., and has led its risk and investment management since 2018. Concurrently, as the Managing Partner of Shanghai Tongdai Business Management Consulting LLP, he manages the firm’s financial and management advisory services, dedicated to delivering premium solutions tailored to the unique needs of its clients.

Mr. Liang holds an MBA degree in general management from HEC Montreal, the business school of the University of Montreal and a Bachelor of Arts degree in English Language and Literature from South-Central University for Nationalities (PRC).

The Board has determined that Mr. Liang is independent within the meaning of Nasdaq Listing Rule 5605(a)(2).

There are no family relationships between Mr. Liang and any other officer or member of the Board of Directors of the Company.

About Fresh2 Group Limited

Fresh2 Group Limited is engaged in the business-to-business e-commerce and supply chain sectors. Committed to helping restaurants lower procurement costs and improve efficiency, Fresh2 utilizes an advanced supply chain management system. By applying strategic digital technologies and innovative business models, Fresh2 is driving the online transformation of the restaurant supply industry. Fresh2 aims to refine restaurant operations, adding significant value to the food industry, and building a global network of restaurateurs in the digital age For more information, visit: https://fresh2.co/investors.